Exhibit (a)(2)(iv)
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FOR IMMEDIATE RELEASE

        REDWOOD MICROCAP FUND BOARD APPROVES GIBBS HOLDINGS TENDER OFFER

May 4, 2005

Redwood MicroCap Fund, Inc. (OTCBB: RWMC) announced that its independent Board of Directors has approved the Gibbs Holdings, LLC tender offer for all publicly-traded Redwood shares of common stock which it does not already own or have the right to acquire at $1.60 per share. Gibbs Holdings is owned by John Gibbs who is President of Redwood's majority-owned subsidiary TDP Energy Company. Gibbs Holdings intends to ultimately acquire 100% of Redwood.

The tender offer, which commenced on April 25, 2005, is being done pursuant to the terms of a previously announced agreement dated March 24, 2005 between Gibbs Holdings and the three major shareholders of Redwood who sold a controlling interest in Redwood to Gibbs Holdings, LLC.

The Independent Directors of Redwood have previously approved the tender offer subject to there being no changes in facts or circumstances. On May 2, 2005, the Independent Directors reconsidered their prior conditional approval and determined to recommend that the shareholders accept the tender offer. Redwood is mailing to all shareholders a letter and Schedule 14D-9 describing the Board's decision and the Board recommends that all shareholders read these materials carefully.

Redwood MicroCap Fund, Inc. is a registered closed-end Investment Company with holdings in Energy, Communications, Hotels and Real Estate.

For further information contact:

John Gibbs       580-226-6700, Ext 201

Stan Pittman     719-593-2111